The Tower at Peabody Place

100 Peabody Place, Suite 900

Memphis, TN 38103-3672

(901) 543-5900

March 15, 2012

John A. Good

PHONE:  (901) 543-5901

FAX:  (888) 543-4644

E-MAIL:  jgood@bassberry.com

Edward P. Bartz Staff Attorney U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	HMS Income Fund, Inc.

Registration Statement on Form N-2

Filed December 16, 2011

File No. 333-178548

Dear Mr. Bartz:

On behalf of HMS Income Fund, Inc. (the “Fund”) and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 3, 2012 via teleconference relating to the Fund’s Registration Statement on Form N-2, as amended (File No. 333-178548) (the “Registration Statement”) and the Fund’s letter responding to the Staff’s comments set forth in the letter dated January 13, 2012, we submit this letter containing the Fund’s responses to the Staff’s follow-up comments. For your convenience, we have set forth below the Staff’s comment followed by the Fund’s response in bold.

Comment 1: We acknowledge the Fund’s response to comment #2 set forth in the January 13, 2012 letter from the Staff. Please explain any on-going interest that Main Street Capital Corporation, an affiliate of the Fund’s sub-adviser, will have in the common stock of the Fund after the commencement of the initial public offering.

Response 1: A description of the on-going interest of Main Street Capital Corporation (“Main Street”) in the common stock of the Fund is set forth on pages 1 and 100 of the prospectus. Per these disclosures, Main Street Capital Corporation (“Main Street”) and an affiliate of Hines Interests Limited Partnership (the “Hines Investor”) have entered into a letter agreement pursuant to which the Hines Investor has the right to sell to Main Street up to one-third of its equity interest in the Fund at a price per share equal to the then current price to the public in the offering (less the selling commissions and dealer manager fee of 10%) at the time of exercise of the right. The right may be exercised from time to time, in whole or in part, subject only to the condition that immediately following Main Street’s purchase, Main Street’s ownership would not exceed the limits on investment company ownership of other investment companies as set forth in the Investment Company Act of 1940, as amended. In addition, Main Street may in the future acquire additional equity interest in the Fund as it determines in its sole discretion, subject to the above limits under the 1940 Act.

March 15, 2012

Comment 2: We acknowledge the Fund’s response to comment #12 set forth in the January 13, 2012 letter from the Staff; however, please provide an explanation as to how a merger transaction, which is presumably a tax-free reorganization, would be an event in which capital gains are realized, thereby permitting the Fund’s investment adviser to receive the subordinated liquidation incentive fee.

Response 2: The Fund acknowledges that a merger transaction may take one of two forms: a cash merger, in which the Fund merges into another BDC or closed-end fund in exchange for cash consideration, and a stock merger, in which the Fund merges into another BDC or closed-end fund in exchange for common stock in the other fund. There are also variations of stock mergers: Fund stockholders may receive shares that are listed on a national securities exchange (the registration of which is effected on Form N-14) or Fund stockholders may receive shares in another unlisted BDC or closed-end fund. In the case of any merger of the Fund with and into another BDC or closed-end fund, the merger will be treated for state law purposes as if all the assets of the Fund had been sold for the consideration stated and the Fund immediately liquidated and dissolved. If the consideration is cash to be received by Fund stockholders, then the capital gain incentive fee would be properly applied so long as the Advisory Agreement provided for the payment of a capital gain incentive fee on either ordinary course of business asset sales and sales upon liquidation of the Fund.

In the case of a stock merger, the Fund acknowledges that there is no recognized gain or loss to stockholders if the merger qualifies as a tax-free reorganization for federal income tax purposes. Moreover, in such event there is no financial accounting event to the Fund, insofar as it goes out of existence at the effective time of the merger. However, the acquiring entity is required under generally accepted accounting principles (“GAAP”) to record the transaction at fair value, which could include intangible value for goodwill, going concern value, stockholder base and the like. Therefore, we believe that capital gains (net of capital losses) on the entire portfolio are effectively “realized” at the time of merger due to the recordation by the successor in merger of those assets at then fair value.

Moreover, for federal tax purposes, under Section 368 of the Internal Revenue Code, while stockholders “realize” gain under general principals of tax accounting, due to Section 368, such gain is not “recognized” but rather is deferred by means of a substituted tax basis in the shares received by stockholders. It is our belief that all publicly-traded and externally managed BDCs utilize GAAP and financial statement accounting, and not federal income tax accounting, in determining incentive fees. Therefore, if securities are recorded by an acquiring BDC at fair value at the time of merger, the gain created by the Fund would have effectively been realized by the Fund stockholders in the value of the shares received in the merger transaction. If no capital gain incentive fee could be collected by the investment adviser in such context, such investment adviser would have created value for stockholders of the Fund for which the adviser would not be compensated. Furthermore, permitting the Fund to pay an incentive fee to the investment adviser upon the sale of a single investment in the Fund’s investment portfolio, but not permitting the same upon a sale of the Fund’s entire investment portfolio through a merger or stock sale, is a distinction that is not supported by the terms of Advisers Act. For these reasons, we believe that payment of an incentive fee upon any such merger would be within in the spirit of Section 305 of the Advisers Act.

March 15, 2012

Should you have any questions, please contact me via phone at (901) 543-5901 or via email at jgood@bassberry.com.

Sincerely,

/s/ John A. Good
John A. Good